EXHIBIT 99.1

USPTO Issues Positive Decision That Triggers Royalty Payments to Neptune

Supports Validity and Enforceability of Neptune's Patent Estate

LAVAL, Quebec, March 23, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), announce that on March 23, 2015 the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune's '351 patent (U.S. Patent: 8,278,351) and triggering royalty payments to Neptune.

"This is a significant milestone that triggers the payment of ongoing royalties to Neptune by Aker and Enzymotec, based on their sales of licensed krill oil products in the US," highlighted Jim Hamilton, President and CEO of Neptune. "The decision clearly supports the validity and enforceability of Neptune's '351 composition of matter patent. Now that the positive decision has been rendered, we can turn our attention to building the industry and growing the krill oil market."

"Our intellectual property (IP) is a fundamental and valuable asset," highlighted Benoit Huart, Director Legal Affairs at Neptune. "The positive decision preserves strong IP protection for both our nutraceutical and pharmaceutical businesses and substantiates our IP procurement and enforcement strategy. Aker and Enzymotec may appeal the decision. Regardless, the strength of our patent estate has once again been recognized. We will continue to enforce and build upon it to ensure we have long lasting and comprehensive protection, while preventing others from importing into and selling infringing products wherever we have valid patents."

Background

On December 17, 2013 and April 27, 2014, Neptune announced that it had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune's '351 patent. In light of the PTAB's decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

Under the terms of the settlement agreement with Enzymotec, their royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune's Australian composition of matter patent (AU 2002322233). As Neptune expected, Enzymotec decided to pursue a patent reexamination, and the review recently commenced. In Australia, once a patent re-examination request is filed the Patent Office must conduct it. There are no mechanisms by which the patentee (Neptune) can attempt to prevent this procedure. Neptune has until the end of March 2015 to respond to the reexamination report recently issued by the Australian Patent Office. The reexamination in Australia has no impact on Neptune's license agreements with Rimfrost and Aker.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune and Acasti's latest Annual Information Forms, which also forms part of their latest annual reports on Form 40-F and 20-F respectively, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune and Acasti's websites at www.neptunebiotech.com and www.acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune and Acasti do not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

"Neither NASDAQ, the Toronto Stock Exchange nor the TSX Venture Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:

         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com